SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2018
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated interim financial statements as of and for the nine month period ended September 30, 2018 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

Forward-Looking Statements

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: November 15, 2018	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2018 and for the nine and three-month periods ended September 30, 2018 and 2017

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock:: 122,381,815 common shares
Outstanding Capital Stock: 116,555,699 common shares
Treasury Shares: 5,826,116

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2018	2017 (*)	2018	2017 (*)

		(unaudited)
Sales of goods and services rendered	4	550,230	657,609	178,744	262,988
Cost of goods sold and services rendered	5	(415,449)	(542,199)	(129,954)	(206,890)
Initial recognition and changes in fair value of biological assets and agricultural produce	14	12,139	24,226	(23,369)	1,524
Changes in net realizable value of agricultural produce after harvest		9,552	8,036	2,204	4,843
Margin on manufacturing and agricultural activities before operating expenses		156,472	147,672	27,625	62,465
General and administrative expenses	6	(39,312)	(44,483)	(9,428)	(15,982)
Selling expenses	6	(61,332)	(64,758)	(21,688)	(27,681)
Other operating income, net	8	107,521	43,034	37,892	5,015
Profit from operations before financing and taxation		163,349	81,465	34,401	23,817
Finance income	9	6,494	8,742	1,651	3,520
Finance costs	9	(242,342)	(76,679)	(72,653)	(31,269)
Other financial results - Net gain of inflation effects on the monetary items	9	50,370	—	50,370	—
Financial results, net	9	(185,478)	(67,937)	(20,632)	(27,749)
(Loss)/Profit before income tax		(22,129)	13,528	13,769	(3,932)
Income tax benefit/(expense)	10	3,151	(3,993)	(10,273)	2,288
(Loss)/Profit for the period		(18,978)	9,535	3,496	(1,644)
Attributable to:
Equity holders of the parent		(19,852)	8,409	4,478	(1,696)
Non-controlling interest		874	1,126	(982)	52

(Loss)/Earnings per share attributable to the equity holders of the parent during the period:
Basic		(0.17)	0.047	0.038	(0.025)
Diluted		(0.17)	0.046	0.038	(0.025)

(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

    Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2018	2017 (*)	2018	2017 (*)

	(unaudited)

(Loss)/Profit for the period	(18,978)	9,535	3,496	(1,644)
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(138,733)	4,349	(66,759)	14,144
Cash flow hedge, net of tax (Note 2)	(52,247)	13,202	(27,928)	15,710
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax (Note 10)	422,857	—	422,857	—
Other comprehensive (loss) / income for the period	231,877	17,551	328,170	29,854
Total comprehensive income / (loss) for the period	212,899	27,086	331,666	28,210

Attributable to:
Equity holders of the parent	198,751	26,544	316,874	28,420
Non-controlling interest	14,148	542	14,792	(210)

(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2018 and December 31, 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,	December 31,
	Note	2018	2017	2016
		(unaudited)	(*)	(*)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,416,269	831,377	814,867
Investment property	12	40,725	42,342	44,581
Intangible assets	13	24,191	17,192	17,252
Biological assets	14	8,890	11,276	8,516
Deferred income tax assets	10	22,541	30,808	25,043
Trade and other receivables	16	22,747	22,107	17,412
Other assets		646	535	566
Total Non-Current Assets		1,536,009	955,637	928,237
Current Assets
Biological assets	14	73,749	156,718	136,888
Inventories	17	159,712	108,919	111,754
Trade and other receivables	16	198,950	150,107	157,528
Derivative financial instruments	15	5,285	4,483	3,398
Other assets		60	30	24
Cash and cash equivalents	18	180,828	269,195	158,568
Total Current Assets		618,584	689,452	568,160
TOTAL ASSETS		2,154,593	1,645,089	1,496,397
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	19	183,573	183,573	183,573
Share premium	19	900,503	908,934	937,250
Cumulative translation adjustment		(679,854)	(552,604)	(533,120)
Equity-settled compensation		15,391	17,852	17,218
Cash flow hedge		(76,934)	(24,691)	(37,299)
Treasury shares		(8,741)	(6,967)	(1,859)
Revaluation surplus		398,096	—	—
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574	41,574
Retained earnings		244,998	106,209	92,997
Equity attributable to equity holders of the parent		1,018,606	673,880	700,334
Non-controlling interest		43,831	9,139	11,970
TOTAL SHAREHOLDERS EQUITY		1,062,437	683,019	712,304
LIABILITIES
Non-Current Liabilities
Trade and other payables	21	1,991	827	1,427
Borrowings	22	649,761	663,060	430,304
Deferred income tax liabilities	10	158,391	10,457	14,689
Payroll and social security liabilities	23	1,109	1,240	1,235
Derivatives financial instruments	15	—	—	662
Provisions for other liabilities	24	2,971	4,078	3,299
Total Non-Current Liabilities		814,223	679,662	451,616
Current Liabilities
Trade and other payables	21	77,143	98,423	92,158
Current income tax liabilities		1,111	503	1,387
Payroll and social security liabilities	23	26,797	27,267	26,844
Borrowings	22	165,372	154,898	205,092
Derivative financial instruments	15	6,820	552	6,406
Provisions for other liabilities	24	690	765	590
Total Current Liabilities		277,933	282,408	332,477
TOTAL LIABILITIES		1,092,156	962,070	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,154,593	1,645,089	1,496,397

(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for Investment properties as described in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2017	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304
Profit for the period	—	—	—	—	—	—	—	8,409	8,409	1,126	9,535
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	4,933	—	—	—	—	—	4,933	(584)	4,349
Cash flow hedge (*)	—	—	—	—	13,202	—	—	—	13,202	—	13,202
Other comprehensive income for the period	—	—	4,933	—	13,202	—	—	—	18,135	(584)	17,551
Total comprehensive income for the period	—	—	4,933	—	13,202	—	—	8,409	26,544	542	27,086

Employee share options (Note 20)
- Exercised	—	50	—	(21)	—	10	—	—	39	—	39
Restricted shares (Note 20):
- Value of employee services	—	—	—	4,224	—	—	—	—	4,224	—	4,224
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
-Purchase of own shares (Note 19)	—	(9,698)	—	—	—	(1,644)	—	—	(11,342)	—	(11,342)

-Dividends	—	—	—	—	—	—	—	—	—	(1,664)	(1,664)
Balance at September 30, 2017 (unaudited)	183,573	931,751	(528,187)	16,538	(24,097)	(2,759)	41,574	101,406	719,799	10,848	730,647

(*) Net of 6,775 of Income Tax.
2017 information has been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 19)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	—	41,574	106,209	673,880	9,139	683,019
Adjustment of opening balance for the application of IAS 29	—	—	—	—	—	—	—	—	158,629	158,629	20,544	179,173
Total equity at the beginning of the financial year	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	—	41,574	264,838	832,509	29,683	862,192
Loss for the period	—	—	—	—	—	—	—	—	(19,852)	(19,852)	874	(18,978)
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(127,250)	—	—	—	—	—	—	(127,250)	(11,483)	(138,733)
Cash flow hedge (*)	—	—	—	—	(52,243)	—	—	—	—	(52,243)	(4)	(52,247)
- Items that will not be reclassified to profit or loss:
Revaluation of surplus	—	—	—	—	—	—	398,096	—	—	398,096	24,761	422,857
Other comprehensive income for the period	—	—	(127,250)	—	(52,243)	—	398,096	—	—	218,603	13,274	231,877
Total comprehensive income for the period	—	—	(127,250)	—	(52,243)	—	398,096	—	(19,852)	198,751	14,148	212,899

Employee share options (Note 20)
- Forfeited	—	—	—	(12)	—	—	—	—	12	—	—	—
Restricted shares (Note 20):												—
- Value of employee services	—	—	—	3,071	—	—	—	—	—	3,071	—	3,071
- Vested	—	4,775	—	(5,520)	—	745	—	—	—	—	—	—
- Purchase of own shares	—	(13,206)	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Balance at September 30, 2018 (unaudited)	183,573	900,503	(679,854)	15,391	(76,934)	(8,741)	398,096	41,574	244,998	1,018,606	43,831	1,062,437

(*) Net of 19,336 of Income tax.
(**) Net of 148,025 of Income tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2018	September 30, 2017 (*)
		(unaudited)
Cash flows from operating activities:
(Loss)/Profit for the period		(18,978)	9,535
Adjustments for:
Income tax (benefit) /expense	10	(3,151)	3,993
Depreciation	11	112,056	108,721
Amortization	13	801	665
Loss from disposal of other property items	8	217	529
Gain from the sale of subsidiaries	8	(36,227)	—
Net gain from the Fair value adjustment of Investment properties	12	(18,457)	(3,634)
Equity settled share-based compensation granted	7, 20	3,752	4,224
Gain from derivative financial instruments	8, 9	(46,146)	(38,781)
Interest and other expense, net	9	30,936	33,737
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		7,604	8,390
Changes in net realizable value of agricultural produce after harvest (unrealized)		(11,355)	(3,211)
Provision and allowances		945	673
Net gain of inflation effects on the monetary items		(50,370)	—
Foreign exchange losses, net	9	188,204	18,510
Cash flow hedge – transfer from equity	9	7,846	10,689
Subtotal		167,677	154,040
Changes in operating assets and liabilities:
Increase in trade and other receivables		(112,738)	(48,530)
Increase in inventories		(69,716)	(56,892)
Decrease in biological assets		37,894	24,560
Increase in other assets		(274)	(207)
Decrease in derivative financial instruments		51,023	40,136
Decrease / (increase) in trade and other payables		23,208	(19,942)
Increase in payroll and social security liabilities		6,156	7,268
(Increase) / decrease in provisions for other liabilities		(333)	429
Net cash generated in operating activities before taxes paid		102,897	100,862
Income tax paid		(1,473)	(2,248)
Net cash generated from operating activities		101,424	98,614

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2018 and 2017 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2018	September 30, 2017 (*)
		(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment	11	(152,496)	(142,223)
Purchases of cattle and non current biological assets		(3,547)	(1,007)
Purchases of intangible assets	13	(2,359)	(1,390)
Interest received	9	5,780	8,446
Proceeds from sale of property, plant and equipment		1,233	1,859
Proceeds from sale of subsidiaries	25	31,511	—
Net cash used in investing activities		(119,878)	(134,315)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		—	39
Issuance of senior notes		—	496,151
Proceeds from long-term borrowings		37,217	230,391
Payments of long-term borrowings		(49,834)	(329,872)
Proceeds from short-term borrowings		179,127	92,728
Payment of short-term borrowings		(151,667)	(28,492)
Payments of derivatives financial instruments		(1,230)	(9,364)
Interest paid		(43,483)	(33,438)
Purchase of own shares		(15,725)	(11,342)
Dividends paid to non-controlling interest		(1,195)	(1,506)
Net cash (used)/generated from financing activities		(46,790)	405,295
Net decrease in cash and cash equivalents		(65,244)	369,594
Cash and cash equivalents at beginning of period	18	269,195	158,568
Effect of exchange rate changes and inflation on cash and cash equivalents		(23,123)	(4,987)
Cash and cash equivalents at end of period	18	180,828	523,175

(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 13, 2018.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2017 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2018. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2018. All amounts are shown in US dollars.

	September 30, 2018
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(26,214)	—	—	—	(26,214)
Brazilian Reais	—	(2,946)	—	—	(2,946)
US Dollar	(282,671)	(439,245)	27,039	119,953	(574,924)
Uruguayan Peso	—	—	(723)	—	(723)
Total	(308,885)	(442,191)	26,316	119,953	(604,807)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2018 would have increased the Group’s Loss before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2018
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(28,267)	(43,925)	2,704	—	(69,488)
(Decrease) or increase in Profit before income tax	(28,267)	(43,925)	2,704	—	(69,488)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2018 and 2024.

For the period ended September 30, 2018, a loss before income tax of US$ 41,247 was recognized in other comprehensive income and a loss of US$ 7,327 was reclassified from equity to profit or loss within “Financial results, net”.

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2018 (all amounts are shown in US dollars):

	September 30, 2018
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	8,342	—	—	—	8,342
Brazilian Reais	—	64,941	—	—	64,941
US Dollar	62,408	21,234	22,027	496,791	602,460
Subtotal Fixed-rate borrowings	70,750	86,175	22,027	496,791	675,743
Variable rate:
Brazilian Reais	—	19,397	—	—	19,397
US Dollar	108,508	10,801	—	—	119,309
Subtotal Variable-rate borrowings	108,508	30,198	—	—	138,706
Total borrowings as per analysis	179,258	116,373	22,027	496,791	814,449
Finance leases	684	—	—	—	684
Total borrowings at September 30, 2018	179,942	116,373	22,027	496,791	815,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

At September 30, 2018, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2018
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(194)	(194)
US Dollar	(1,085)	(108)	(1193)
Decrease in Profit before income tax	(1,085)	(302)	(1,387)

•	Credit risk

As of September 30, 2018, six banks accounted for more than 76% of the total cash deposited (J.P. Morgan, HSBC, Banco do Brasil, Banco Itau Nassau, Banco Santander, Credit Agricole).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2018:

▪	Futures / Options

	September 30, 2018
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(248)	(36,831)	(1,543)	(1,543)
Soybean	25	1,608	614	284
Wheat	20	4,203	225	183
Sugar	169,116	53,735	3,280	14,779
Ethanol	14,460	24,070	(320)	(320)
Total	183,373	46,785	2,256	13,383

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Other derivative financial instruments

As of September 30, 2018, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2017.

During the period ended September 30, 2018 and 2017 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 19.5 million and US$ 0 million, respectively. Those contracts entered in 2018 had maturity dates between August 2018 and September 2019. The outstanding contracts resulted in the recognition of a loss of US$ 1.7 million in the period ended September 30, 2018.

During the period ended on September 30, 2018 and 2017, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 7.5 million and US$ 10.6 million, respectively. The currency forward contracts maturity date are between August and December 2018, and September 2017, respectively. The outstanding contracts resulted in the recognition of a gain and loss of US$ 0.1 million and US$ 0.4 million, respectively.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪
The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪
The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•
The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements until June 30, 2018. From July 1, 2018, since the adoption of IAS 29, the measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in these interim financial statements, with the exceptions disclose below.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 27 - Basis of preparation and presentations).

IAS 29 requires, to adjust all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, each reporting period on a monthly basis results of operation measured in Argentine Pesos is adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operation is readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, in paragraph 42, addresses the way results must be translated under inflation accounting, stating that “…all amounts shall be translated at the closing rate at the date of the most recent statement of financial position…” Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the US dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countriesthat have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

IFRS 8 requires that segment information be reported on the basis of the internal reports that are regularly reviewed by the entity's by the CODM to evaluate the Company’s operating results. The Company’s CODM does not evaluate monthly results of operation according to the presentation obtained from the application of IAS 29 and IAS 21 as described above because it is considered more useful and accurate that monthly results remain unchanged once translated.

Therefore, the measurement of reported figures in the Segment presentation differ from the measurement of those reported in the statement of income in the manner described above.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Please find below a reconciliation of Segment Information to the Statement of Income that clarifies the difference between the application of IAS 29 and IAS 21 in the Statement of Income and in the reported Segment Information.

	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	584,439	(34,209)	550,230
Cost of goods and services rendered	(442,775)	27,326	(415,449)
Initial recognition and changes in fair value of biological assets and agricultural produce	31,678	(19,539)	12,139
Gain from changes in net realizable value of agricultural produce after harvest	14,584	(5,032)	9,552
Margin on manufacturing and agricultural activities before operating expenses	187,926	(31,454)	156,472
General and administrative expenses	(41,865)	2,553	(39,312)
Selling expenses	(65,510)	4,178	(61,332)
Other operating income, net	106,727	794	107,521
Profit from operations before financing and taxation	187,278	(23,929)	163,349

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2018 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	115,316	87,482	24,184	1,148	228,130	356,309	—	—	584,439
Cost of goods sold and services rendered	(115,449)	(66,037)	(22,977)	(761)	(205,224)	(237,551)	—	—	(442,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	27,530	13,192	6,263	(456)	46,529	(14,851)	—	—	31,678
Changes in net realizable value of agricultural produce after harvest	14,584	—	—	—	14,584	—	—	—	14,584
Margin on manufacturing and agricultural activities before operating expenses	41,981	34,637	7,470	(69)	84,019	103,907	—	—	187,926
General and administrative expenses	(3,111)	(3,443)	(611)	(59)	(7,224)	(20,181)	—	(14,460)	(41,865)
Selling expenses	(4,499)	(12,920)	(417)	(91)	(17,927)	(47,456)	—	(127)	(65,510)
Other operating income, net	1,518	247	(1,147)	19,756	20,374	50,225	36,227	(99)	106,727
Profit / (loss) from operations before financing and taxation	35,889	18,521	5,295	19,537	79,242	86,495	36,227	(14,686)	187,278

Depreciation and amortization	(1,102)	(2,690)	(844)	(76)	(4,712)	(106,355)	—	—	(111,067)
Net gain from Fair value adjustment of Investment property	—	—	—	19,758	19,758	—	—	—	19,758
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	10,400	5,337	205	486	16,428	(24,015)	—	—	(7,587)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	17,130	7,855	6,058	(942)	30,101	9,164	—	—	39,265
Changes in net realizable value of agricultural produce after harvest (unrealized)	11,355	—	—	—	11,355	—	—	—	11,355
Changes in net realizable value of agricultural produce after harvest (realized)	3,229	—	—	—	3,229	—	—	—	3,229

Farmlands and farmland improvements, net	554,513	136,790	763	36,159	728,225	51,585	—	—	779,810
Machinery, equipment, building and facilities, and other fixed assets, net	4,929	19,219	26,088	390	50,626	331,708	—	—	382,334
Bearer plants, net	243	—	—	—	243	216,288	—	—	216,531
Work in progress	5,597	8,537	3,377	828	18,339	19,255	—	—	37,594
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	7,734	3,385	—	1,825	12,944	5,452	—	—	18,396
Biological assets	10,516	6,643	7,922	2,984	28,065	54,574	—	—	82,639
Finished goods	42,707	4,579	1,170	—	48,456	61,071	—	—	109,527
Raw materials, Stocks held by third parties and others	11,544	14,362	1,434	86	27,426	22,759	—	—	50,185
Total segment assets	637,783	193,515	40,754	82,997	955,049	762,692	—	—	1,717,741
Borrowings	105,139	80,696	7,958	2,902	196,695	573,234	—	45,204	815,133
Total segment liabilities	105,139	80,696	7,958	2,902	196,695	573,234	—	45,204	815,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2017 (*) (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	144,097	59,497	28,253	813	232,660	424,949	—	—	657,609
Cost of goods sold and services rendered	(143,355)	(50,133)	(27,921)	(324)	(221,733)	(320,466)	—	—	(542,199)
Initial recognition and changes in fair value of biological assets and agricultural produce	13,451	6,228	7,426	(244)	26,861	(2,635)	—	—	24,226
Changes in net realizable value of agricultural produce after harvest	8,036	—	—	—	8,036	—	—	—	8,036
Margin on manufacturing and agricultural activities before operating expenses	22,229	15,592	7,758	245	45,824	101,848	—	—	147,672
General and administrative expenses	(2,168)	(3,384)	(742)	(130)	(6,424)	(21,850)	—	(16,209)	(44,483)
Selling expenses	(5,250)	(8,721)	(667)	(39)	(14,677)	(49,990)	—	(91)	(64,758)
Other operating (loss)/income, net	7,201	623	530	3,473	11,827	31,236	—	(29)	43,034
Profit / (loss) from operations before financing and taxation	22,012	4,110	6,879	3,549	36,550	61,244	—	(16,329)	81,465

Depreciation and amortization	(1,040)	(2,797)	(737)	(89)	(4,663)	(104,723)	—	—	(109,386)
Net gain from Fair value adjustment of Investment property	—	—	—	3,634	3,634	—	—	—	3,634
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	3,695	3,610	508	(132)	7,681	(16,071)	—	—	(8,390)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	9,756	2,618	6,918	(112)	19,180	13,436	—	—	32,616
Changes in net realizable value of agricultural produce after harvest (unrealized)	3,211	—	—	—	3,211	—	—	—	3,211
Changes in net realizable value of agricultural produce after harvest (realized)	4,825	—	—	—	4,825	—	—	—	4,825

As of December 31, 2017:
Farmlands and farmland improvements, net	70,126	13,688	248	9,346	93,408	26,342	—	—	119,750
Machinery, equipment, building and facilities, and other fixed assets, net	21,365	18,851	12,175	341	52,732	390,350	—	—	443,082
Bearer plants, net	252	—	—	1,832	2,084	236,826	—	—	238,910
Work in progress	714	1,940	5,659	—	8,313	21,322	—	—	29,635
Investment property	—	—	—	42,342	42,342	—	—	—	42,342
Goodwill	3,221	1,480	—	1,110	5,811	6,601	—	—	12,412
Biological assets	31,745	29,717	9,338	4,016	74,816	93,178	—	—	167,994
Finished goods	21,146	8,476	—	—	29,622	32,266	—	—	61,888
Raw materials, Stocks held by third parties and others	17,958	9,927	1,726	364	29,975	17,056	—	—	47,031
Total segment assets	166,527	84,079	29,146	59,351	339,103	823,941	—	—	1,163,044
Borrowings	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958
Total segment liabilities	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958

(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	September 30, 2018	September 30, 2017
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	216,049	146,418
Sugar (*)	95,407	232,442
Soybean oil and meal	5,343	5,123
Rice	76,552	57,927
Energy	44,769	46,088
Powder milk	4,228	2,660
Operating leases	327	527
Services	392	1,106
Others	3,496	3,997
	446,563	496,288
Sales of agricultural produce and biological assets:
Soybean (*)	58,301	61,854
Cattle for dairy production	1,541	2,185
Corn (*)	24,162	55,081
Pop Corn	—	215
Cotton	—	310
Milk	12,115	23,166
Wheat	4,411	9,385
Sunflower	969	2,932
Peanut	—	3,400
Barley	758	1,693
Seeds	—	458
Others	1,410	642
	103,667	161,321
Total sales	550,230	657,609

(*) Includes sales of soybean, corn, rice, powder milk and sugar produced by third parties for an amount of US$ 29.4 million, US$ 7.1 million, US$ 3.9 million, US$ 0.9 million and US$ 31.3 million respectively.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$72 million as of September 30, 2018 (September 30, 2017: US$ 55.6 million) comprised primarily of 150,068 tons of sugar (US$ 29.9 million), 17,095 m³ of ethanol (US$ 8.8 million), 221,435 mhw of energy (U$S 13.7 million), 12,152 tons of soybean (US$ 4.4 million), 43,495 tons of corn (US$ 6.9 million), 39,373 tons of wheat (US$ 7.9 million) and other products (US$ 0.7 million) which expire between October 2018 and July 2019.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of September 30, 2018 :

	September 30, 2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018 (Note 17)	21,146	8,476	—	—	32,266	61,888
Cost of production of manufactured products (Note 6)	5,423	40,377	3,257	30	261,295	310,382
Purchases	43,818	22,958	1,388	—	32,129	100,293
Agricultural produce	72,871	—	13,149	505	—	86,525
Transfer to raw material	(9,035)	—	—	—	—	(9,035)
Direct agricultural selling expenses	8,115	—	—	—	—	8,115
Tax recoveries (i)	—	—	—	—	(20,199)	(20,199)
Changes in net realizable value of agricultural produce after harvest	9,552	—	—	—	—	9,552
Finished goods as of September 30, 2018	(42,707)	(4,579)	(1,170)	—	(61,071)	(109,527)
Exchange differences	(11,540)	(4,133)	—	—	(6,872)	(22,545)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	97,643	63,099	16,624	535	237,548	415,449
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of September 30, 2017:

	September 30, 2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	3,424	52,718	—	172	287,834	344,148
Purchases	61,815	4,277	2,570	—	69,084	137,746
Agricultural produce	91,508	—	25,351	152	—	117,011
Transfer to raw material	(5,763)	—	—	—	—	(5,763)
Direct agricultural selling expenses	14,916	—	—	—	—	14,916
Tax recoveries (i)	—	—	—	—	(17,733)	(17,733)
Changes in net realizable value of agricultural produce after harvest	8,036	—	—	—	—	8,036
Finished goods as of September 30, 2017	(40,657)	(11,687)	—	—	(70,468)	(122,812)
Exchange differences	(3,041)	(648)	—	—	2,148	(1,541)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	143,355	50,133	27,921	324	320,466	542,199
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the period ended September 30, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	3,340	68	30	34,817	38,255	21,495	4,100	63,850
Raw materials and consumables	511	2,881	83	—	6,821	10,296	—	—	10,296
Depreciation and amortization	—	260	245	—	85,229	85,734	6,483	546	92,763
Fuel, lubricants and others	—	81	—	—	20,147	20,228	334	130	20,692
Maintenance and repairs	—	791	55	—	16,393	17,239	826	242	18,307
Freights	45	1,676	215	—	528	2,464	—	17,887	20,351
Export taxes / selling taxes	—	—	—	—	—	—	—	28,626	28,626
Export expenses	—	—	—	—	—	—	—	1,885	1,885
Contractors and services	838	207	520	—	5,909	7,474	—	—	7,474
Energy transmission	—	—	—	—	—	—	—	2,170	2,170
Energy power	—	821	52	—	909	1,782	131	28	1,941
Professional fees	—	36	—	—	379	415	5,288	446	6,149
Other taxes	—	26	—	—	1,385	1,411	1,186	6	2,603
Contingencies	—	—	—	—	—	—	893	—	893
Lease expense and similar arrangements	—	134	2	—	—	136	696	32	864
Third parties raw materials	—	1,772	—	—	11,043	12,815	—	—	12,815
Tax recoveries	—	—	—	—	—	—	15	—	15
Others	2	852	32	—	3,603	4,489	1,965	5,234	11,688
Subtotal	1,396	12,877	1,272	30	187,163	202,738	39,312	61,332	303,382
Own agricultural produce consumed	4,027	27,500	1,985	—	74,132	107,644	—	—	107,644
Total	5,423	40,377	3,257	30	261,295	310,382	39,312	61,332	411,026

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the period ended September 30, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	5,551	—	165	38,979	44,695	27,083	4,992	76,770
Raw materials and consumables	605	2,627	—	—	6,480	9,712	—	—	9,712
Depreciation and amortization	—	600	—	7	88,514	89,121	4,439	548	94,108
Fuel, lubricants and others	—	80	—	—	19,567	19,647	350	204	20,201
Maintenance and repairs	—	1,038	—	—	12,713	13,751	815	388	14,954
Freights	—	4,881	—	—	373	5,254	—	23,474	28,728
Export taxes / selling taxes	—	—	—	—	—	—	—	22,948	22,948
Export expenses	—	—	—	—	—	—	—	2,211	2,211
Contractors and services	623	—	—	—	4,836	5,459	—	—	5,459
Energy transmission	—	—	—	—	—	—	—	2,415	2,415
Energy power	—	1,083	—	—	110	1,193	133	42	1,368
Professional fees	—	32	—	—	279	311	5,541	1,245	7,097
Other taxes	—	59	—	—	1,415	1,474	792	4	2,270
Contingencies	—	—	—	—	—	—	1,833	—	1,833
Lease expense and similar arrangements	—	181	—	—	—	181	1,042	42	1,265
Third parties raw materials	—	6,167	—	—	26,295	32,462	—	—	32,462
Tax recoveries	—	—	—	—	6	6	—	—	6
Others	5	585	—	—	4,307	4,897	2,455	6,245	13,597
Subtotal	1,233	22,884	—	172	203,874	228,163	44,483	64,758	337,404
Own agricultural produce consumed	2,191	29,834	—	—	83,960	115,985	—	—	115,985
Total	3,424	52,718	—	172	287,834	344,148	44,483	64,758	453,389

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	September 30, 2018	September 30, 2017
	(unaudited)
Wages and salaries	78,599	99,454
Social security costs	21,442	24,618
Equity-settled share-based compensation	3,752	4,224
	103,793	128,296

8.    Other operating income / (loss), net

	September 30, 2018	September 30, 2017 (*)
	(unaudited)
Gain from the sale of subsidiaries (Note 25)	36,227	—
Gain from commodity derivative financial instruments	51,982	40,833
Loss from disposal of other property items	(217)	(529)
Losses related to energy business	—	(3,247)
Net gain from fair value adjustment of Investment property	18,457	3,634
Others	1,072	2,343
	107,521	43,034
(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

9.    Financial results, net

	September 30, 2018	September 30, 2017
	(unaudited)
Finance income:
- Interest income	5,780	8,446
- Other income	714	296
Finance income	6,494	8,742

Finance costs:
- Interest expense	(36,323)	(39,953)
- Cash flow hedge – transfer from equity	(7,846)	(10,689)
- Foreign exchange losses, net	(188,204)	(18,510)
- Taxes	(2,081)	(2,276)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(5,836)	(2,052)
- Other expenses	(2,052)	(3,199)
Finance costs	(242,342)	(76,679)
Other financial results - Net gain of inflation effects on the monetary items	50,370	—
Total financial results, net	(185,478)	(67,937)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2018	September 30, 2017
	(unaudited)
Current income tax	(2,854)	(13,307)
Deferred income tax	6,005	9,314
Income tax benefit / (expense)	3,151	(3,993)

During 2017, the Argentine Government introduced changes in the income tax. The income tax enforce is 30% for the years 2018 and 2019, and will be 25% from 2020 onwards. There has been no other changes in the statutory tax rates in the countries where the Group operates since December 31, 2017.

The gross movement on the deferred income tax account is as follows:

	September 30, 2018	September 30, 2017
	(unaudited)
Beginning of period asset	20,351	10,354
Tax effect on the opening net book amount for the application of IAS 29	(66,531)	—
Exchange differences	30,578	1,927
Effect of adoption of fair value valuation for farmlands	(145,589)	—
Tax charge relating to cash flow hedge (i)	19,336	(6,775)
Income tax expense	6,005	9,314
End of period (liability) / asset	(135,850)	14,820

(i)	It relates to the amount reclassified of US$23,901 from equity to profit and loss for the nine-month period ended September 30, 2018.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2018	September 30, 2017
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	4,663	(3,980)
Non-deductible items	(1,575)	(1,203)
Effect of the changes in the statutory income tax rate in Argentina	2,211	—
Non-taxable income	10,599	1,449
Tax losses where no deferred tax asset was recognized	(2,013)	—
Effect of IAS 29 on Argentina´s Shareholder´s equity.	(10,650)	—
Others	(84)	(259)
Income tax benefit / (expense)	3,151	(3,993)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2018 and 2017 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2017
Opening net book amount.	122,117	9,640	190,055	251,310	216,169	3,935	21,641	814,867
Exchange differences	(3,720)	(708)	3,832	6,030	6,168	(136)	(920)	10,546
Additions	—	—	9,076	50,554	61,608	1,753	23,959	146,950
Transfers	—	612	3,184	7,591	—	12	(11,399)	—
Disposals	—	—	(120)	(2,860)	—	(29)	—	(3,009)
Reclassification to non-income tax credits (*)	—	—	(165)	(673)	—	—	(93)	(931)
Depreciation (Note 6)	—	(1,517)	(12,328)	(48,910)	(44,727)	(1,239)	—	(108,721)
Closing net book amount	118,397	8,027	193,534	263,042	239,218	4,296	33,188	859,702
At September 30, 2017 (unaudited)
Cost	118,397	20,298	316,968	676,281	489,300	16,249	33,188	1,670,681
Accumulated depreciation	—	(12,271)	(123,434)	(413,239)	(250,082)	(11,953)	—	(810,979)
Net book amount	118,397	8,027	193,534	263,042	239,218	4,296	33,188	859,702
Nine-month period ended September 30, 2018
Opening net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Exchange differences	(120,641)	(6,427)	(44,828)	(57,716)	(43,258)	(637)	(6,312)	(279,819)
Adjustment of opening net book amount for the application of IAS 29	217,247	11,520	22,563	5,181	5	1,824	856	259,196
Additions	—	—	10,150	40,671	70,713	1,339	39,290	162,163
Revaluation surplus	568,446	—	—	—	—	—	—	568,446
Transfer from investment property	3,004	—	—	—	—	—	—	3,004
Transfers	—	143	11,908	13,648	—	3	(25,702)	—
Disposals	—	—	(157)	(1,524)	—	(18)	(134)	(1,833)
Disposal of subsidiaries	(11,471)	—	(573)	(18)	(1,667)	—	—	(13,729)
Reclassification to non-income tax credits (*)	—	—	(114)	(327)	—	—	(39)	(480)
Depreciation (Note 6)	—	(1,761)	(13,952)	(46,990)	(48,172)	(1,181)	—	(112,056)
Closing net book amount	767,328	12,482	177,841	199,005	216,531	5,488	37,594	1,416,269
At September 30, 2018 (unaudited)
Cost	767,328	26,018	309,695	634,430	398,374	18,159	37,594	2,191,598
Accumulated depreciation	—	(13,536)	(131,854)	(435,425)	(181,843)	(12,671)	—	(775,329)
Net book amount	767,328	12,482	177,841	199,005	216,531	5,488	37,594	1,416,269
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2018, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

Since September 2018 the Company changes the accounting policy for its Farmlands (See Note 27 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Farmlands with a total valuation of US$ 777 million as of September 30, 2018, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 1% reduction on the Sales price for the period ended September 30, 2018 would have reduced the value of the Farmlands on US$ 7.7 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-months period ended September 30, 2018 and 2017.

As of September 30, 2018, borrowing costs of US$ 11,239 (September 30, 2017: US$ 551) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 499,899 as of September 30, 2018.

As of September 30, 2018 included within property, plant and equipment balances are US$ 499 related to the net book value of assets under finance leases.

12.    Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2018 and 2017 were as follows:

	September 30, 2018	September 30, 2017 (*)
	(unaudited)
Beginning of the period	42,342	44,581
Net gain from fair value adjustment (Note 8)	18,457	3,634
Reclassification to property, plant and equipment	(3,004)	—
Exchange differences	(17,070)	(3,634)
End of the period	40,725	44,581
Cost	40,725	44,581
Net book amount	40,725	44,581

Since September 2018 the Company changes the accounting policy for all Investment properties. (See Note 27 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Investment properties with a total valuation of US$ 40.7 million as of September 30, 2018, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during September 30, 2018 and 2017. The Group estimated that, other factors being constant, a 1% reduction on the Sales price for the period ended September 30, 2018 would have reduced the value of the Investment properties on US$ 0.4 million, which would impact the line item "Net gain from fair value adjustment ".

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”, and "Other operating income, net", respectively.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Investment property (continued)

	September 30, 2018	September 30, 2017
	(unaudited)
Rental income	300	511
Net gain from fair value adjustment (Note 8)	18,457	3,634

(*) Prior periods have been adjusted to reflect the Company’s change in accounting policy for investment properties as described in Note 27.

13.    Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2018 and 2017 were as follows:

	Goodwill	Software	Others	Total
Nine-month period ended September 30, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(281)	(35)	(3)	(319)
Additions	—	1,361	29	1,390
Amortization charge (i) (Note 6)	—	(633)	(32)	(665)
Closing net book amount	13,124	3,594	940	17,658
At September 30, 2017 (unaudited)
Cost	13,124	6,733	2,697	22,554
Accumulated amortization	—	(3,139)	(1,757)	(4,896)
Net book amount	13,124	3,594	940	17,658

Nine-month period ended September 30, 2018
Opening net book amount	12,412	3,851	929	17,192
Adjustment of opening net book amount for the application of IAS 29	15,554	836	—	16,390
Exchange differences	(9,570)	(1,359)	(18)	(10,947)
Additions	—	2,264	95	2,359
Disposal	—	(2)	—	(2)
Amortization charge (i) (Note 6)	—	(768)	(33)	(801)
Closing net book amount	18,396	4,822	973	24,191
At September 30, 2018 (unaudited)
Cost	—	8,990	2,769	11,759
Accumulated amortization	18,396	(4,168)	(1,796)	12,432
Net book amount	18,396	4,822	973	24,191

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2018 and 2017, respectively.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2018 (see Note 28).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2018 and 2017 were as follows:

	September 30, 2018
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Increase due to purchases	—	—	—	740	—	740
Initial recognition and changes in fair value of biological assets	17,166	6,902	3,608	(686)	(14,851)	12,139
Decrease due to harvest / disposals	(72,871)	(32,343)	(3,019)	(506)	(77,215)	(185,954)
Decrease due to sales of agricultural produce	—	—	(12,115)	—	—	(12,115)
Costs incurred during the period	45,558	14,150	13,839	1,106	68,734	143,387
Exchange differences	(11,082)	(11,783)	(3,729)	(1,686)	(15,272)	(43,552)
End of the period	10,516	6,643	7,922	2,984	54,574	82,639

	September 30, 2017
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	—	—	—	1,007	—	1,007
Initial recognition and changes in fair value of biological assets	13,451	6,228	7,426	(244)	(2,635)	24,226
Decrease due to harvest / disposals	(91,508)	(43,696)	(2,187)	(152)	(87,142)	(224,685)
Decrease due to sales of agricultural produce	—	—	(23,164)	—	—	(23,164)
Costs incurred during the period	66,309	22,575	19,156	1,212	74,102	183,354
Exchange differences	(1,029)	75	(645)	(329)	2,160	232
End of the period	15,412	10,757	7,413	3,927	68,865	106,374

(i)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2017 described in Note 15. Please see Level 3 definition in Note 15.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets (continued)

Cost of production as of September 30, 2018:

	September 30, 2018
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,832	3,255	1,963	308	6,860	14,218
Depreciation and amortization	144	—	—	—	2,390	2,534
Fertilizers, agrochemicals and seeds	16,468	679	—	(1)	25,209	42,355
Fuel, lubricants and others	580	307	384	39	2,094	3,404
Maintenance and repairs	592	1,225	844	208	1,440	4,309
Freights	83	279	47	56	—	465
Contractors and services	13,083	6,613	—	29	4,017	23,742
Feeding expenses	—	—	5,584	117	—	5,701
Veterinary expenses	—	—	952	81	—	1,033
Energy power	74	1,020	447	—	—	1,541
Professional fees	100	47	64	1	152	364
Other taxes	722	78	5	52	28	885
Lease expense and similar arrangements	10,007	124	—	1	25,724	35,856
Others	1,873	523	172	18	820	3,406
Subtotal	45,558	14,150	10,462	909	68,734	139,813
Own agricultural produce consumed	—	—	3,377	197	—	3,574
Total	45,558	14,150	13,839	1,106	68,734	143,387

Cost of production as of September 30, 2017:

	September 30, 2017
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,692	5,355	3,433	247	8,495	20,222
Depreciation and amortization	297	—	—	—	3,850	4,147
Fertilizers, agrochemicals and seeds	23,312	1,791	13	—	21,644	46,760
Fuel, lubricants and others	708	480	564	43	2,272	4,067
Maintenance and repairs	1,254	1,708	1,340	148	1,511	5,961
Freights	171	453	75	50	—	749
Contractors and services	20,025	10,192	—	19	2,976	33,212
Feeding expenses	—	—	7,137	119	—	7,256
Veterinary expenses	—	—	1,324	113	—	1,437
Energy power	92	960	552	—	—	1,604
Professional fees	129	77	154	18	59	437
Other taxes	1,426	112	7	101	72	1,718
Lease expense and similar arrangements	12,671	115	—	—	32,409	45,195
Others	3,532	1,332	339	275	814	6,292
Subtotal	66,309	22,575	14,938	1,133	74,102	179,057
Own agricultural produce consumed	—	—	4,218	79	—	4,297
Total	66,309	22,575	19,156	1,212	74,102	183,354

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Biological assets (continued)

Biological assets as of September 30, 2018 and December 31, 2017 were as follows:

	September 30, 2018	December 31, 2017
	(unaudited)
Non-current
Cattle for dairy production	7,638	8,989
Breeding cattle	1,126	1,984
Other cattle	126	303
	8,890	11,276
Current
Breeding cattle	1,732	1,729
Other cattle	283	349
Sown land – crops	10,516	31,745
Sown land – rice	6,642	29,717
Sown land – sugarcane	54,576	93,178
	73,749	156,718
Total biological assets	82,639	167,994

15.    Financial instruments

As of September 30, 2018, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2018 and their allocation to the fair value hierarchy:

	2018
	Level 1	Level 2	Total

Assets
Derivative financial instruments	5,225	60	5,285
Total assets	5,225	60	5,285
Liabilities
Derivative financial instruments	(2,969)	(3,851)	(6,820)
Total liabilities	(2,969)	(3,851)	(6,820)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	2,256

Options	Quoted price	-	-	1	—

NDF	Quoted price	-	-	2	(1,430)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve	Present value method	2	(2,361)
					(1,535)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Trade and other receivables, net

	September 30, 2018	December 31, 2017
	(unaudited)
Non current
Trade receivables	1,159	6,597
Trade receivables – net	1,159	6,597
Advances to suppliers	2,286	2,363
Income tax credits	3,805	6,955
Non-income tax credits (i)	1,199	1,863
Judicial deposits	2,907	3,191
Receivable from disposal of subsidiary	10,498	—
Other receivables	893	1,138
Non current portion	22,747	22,107
Current
Trade receivables	62,710	43,078
Receivables from related parties (Note 26)	8,294	10,218
Less: Allowance for trade receivables	(1,649)	(1,002)
Trade receivables – net	69,355	52,294
Prepaid expenses	5,696	11,565
Advance to suppliers	64,927	36,497
Income tax credits	2,520	2,046
Non-income tax credits (i)	37,211	38,865
Receivable from disposal of subsidiary	3,568	—
Cash collateral	—	380
Receivables from related parties (Note 26)	642	176
Other receivables	15,031	8,284
Subtotal	129,595	97,813
Current portion	198,950	150,107
Total trade and other receivables, net	221,697	172,214

(i) Includes US$ 480 for the nine-month period ended September 30, 2018 reclassified from property, plant and equipment (for the year ended December 31, 2017: US$ 1,086).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Trade and other receivables, net (continued)

	September 30, 2018	December 31, 2017
	(unaudited)
Currency
US Dollar	78,889	50,400
Argentine Peso	32,279	48,911
Uruguayan Peso	636	415
Brazilian Reais	109,893	72,488
	221,697	172,214

As of September 30, 2018 trade receivables of US$ 5,835 (December 31, 2017: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 871 and US$ 318 are over 6 months in September 30, 2018 and December 31, 2017, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

17.    Inventories

	September 30, 2018	December 31, 2017
	(unaudited)
Raw materials	50,015	46,836
Finished goods (Note 5) (i)	109,527	61,888
Others	170	195
	159,712	108,919

(i): Finished goods of Crops reportable segment are valued at fair value.

18.    Cash and cash equivalents

	September 30, 2018	December 31, 2017
	(unaudited)
Cash at bank and on hand	87,660	118,358
Short-term bank deposits	93,168	150,837
	180,828	269,195

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19. Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2017	122,382	1,120,823
Employee share options exercised (Note 20)	—	50
Restricted share vested	—	4,149
Purchase of own shares	—	(9,698)
At September 30, 2017	122,382	1,115,324

At January 1, 2018	122,382	1,092,507
Restricted share vested	—	4,775
Purchase of own shares	—	(13,206)
At September 30, 2018	122,382	1,084,076

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 14, 2018, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2019.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2018, the Company repurchased an aggregate of 8,421,549 shares under the program, of which 2,598,423 have been utilized to cover the exercise of the Company’s employee stock option plan and restricted stock units plan. During the period ended September 30, 2018 and 2017 the Company repurchased shares for an amount of US$ 15,725 and US$ 11,342, respectively. The outstanding treasury shares as of September 30, 2018 totaled 5,826,116.

20.        Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.        Equity-settled share-based payments (Continued)

As of September 30, 2018, nil options (September 30, 2017: nil) were exercised, and 2,575 (September 30, 2017: nil) were forfeited, and 102,576 options were expired (September 30, 207: nil).

(b)	Restricted Share and Restricted Stock Unit Plan

As of September 30, 2018, the Group recognized compensation expense US$ 3.8 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2017: US$ 4.2 million). For the nine-month period ended September 30, 2018, 530,397 Restricted Stock Units were granted, (September 30, 2017: 484,098), 496,646 vested, (September 30, 2017: 489,415), and 13,360 were forfeited (September 30, 2017: 11,150).

21.        Trade and other payables

	September 30, 2018	December 31, 2017
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	—	521
Taxes payable	1,787	—
Other payables	204	306
	1,991	827
Current
Trade payables	69,135	82,824
Advances from customers	4,088	6,722
Amounts due to related parties (Note 26)	136	628
Taxes payable	3,146	6,462
Other payables	638	1,787
	77,143	98,423
Total trade and other payables	79,134	99,250

(i)	These trades payable are mainly collateralized by property, plant and equipment.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.        Borrowings

	September 30, 2018	December 31, 2017
	(unaudited)
Non-current
Senior Notes (*)	496,041	495,707
Bank borrowings (*)	153,237	167,315
Obligations under finance leases	483	38
	649,761	663,060
Current
Senior Notes (*)	750	8,250
Bank overdrafts	8,343	6,214
Bank borrowings (*)	156,078	140,367
Obligations under finance leases	201	67
	165,372	154,898
Total borrowings	815,133	817,958

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2018, total bank borrowings include collateralized liabilities of US$ 90,103 (December 31, 2017: US$ 171,369). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Borrowings (continued)

	September 30, 2018	December 31, 2017
	(unaudited)
Fixed rate:
Less than 1 year	127,748	132,998
Between 1 and 2 years	18,785	35,762
Between 2 and 3 years	15,954	20,097
Between 3 and 4 years	15,366	20,130
Between 4 and 5 years	1,889	16,310
More than 5 years	496,001	495,754
	675,743	721,051
Variable rate:
Less than 1 year	37,423	21,833
Between 1 and 2 years	16,332	22,871
Between 2 and 3 years	29,748	17,945
Between 3 and 4 years	22,737	18,215
Between 4 and 5 years	19,965	11,164
More than 5 years	12,501	4,774
	138,706	96,802
	814,449	817,853

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 437.52 million, 87.50% of the nominal amount.

23.        Payroll and social security liabilities

	September 30, 2018	December 31, 2017
	(unaudited)
Non-current
Social security payable	1,109	1,240
	1,109	1,240
Current
Salaries payable	12,272	6,199
Social security payable	2,270	3,702
Provision for vacations	9,403	12,323
Provision for bonuses	2,852	5,043
	26,797	27,267
Total payroll and social security liabilities	27,906	28,507

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.        Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2017.

25. Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. . This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of subsidiaries”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 2.0 million (Reais 7.5 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of subsidiaries”

26.        Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income / (loss) included in the statement of income		Balance receivable / (payable)
			September 30, 2018	September 30, 2017	September 30, 2018	December 31, 2017

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 16)	—	—	642	176
		Cost of manufactured products sold and services rendered	(1,289)	—	—	—
		Payables (Note 21)	—	—	(11)	(367)
CHS Agro	Joint venture	Services	42	69	—	—
		Sales of goods	370	2,471	—	—
		Payables (Note 21)	—	—	(125)	(261)
		Interest income	145	245	—	—
		Receivables (Note 16)	—	—	8,294	10,218
Directors and senior management	Employment	Compensation selected employees	(5,350)	(6,145)	(18,002)	(17,985)

(i) Shareholder of the Company.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2018 and for the nine-month periods ended September 30, 2018 and 2017 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2018, results of operations and cash flows for the nine-month periods ended September 30, 2018 and 2017. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRSs.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017 except for the changes in accounting policies explained below or if those policies or methods have been changed, the description of the nature of the changes are included in the present note in “(a) New and amended standards adopted by the Group”.

Description of accounting policies changed during the period.

During the period ended September 30, 2018, the group has adopted the revaluation model for its Farmlands within Property, plant and equipment. Previously, the Company valued all these group of assets under the cost model. These amendments have resulted in an increase of Property, plant and equipment of US$ 578 million. This higher valuation resulted in an increase of the deferred tax liability of US$ 148 million. This change in accordance with IAS 16 is applied prospectively.

Also the Company also adopted the revaluation model for its Investment property. The higher valuation resulted in an increase in Retained earning of US$ 45 million; an increase in Investment property of US$ 40 million as of December 31, 2017and an increase in Deferred tax liability of US$ 12 million. This change was applied retrospectively, in accordance with IAS 8. Consequently, prior year figures have been recast, as shown below:

Balance sheet

	31 December 2016 (Previously stated)	Increase/ (Decrease)	31 December 2016 (Revised)	31 December 2017 (Previously stated)	Increase/ (Decrease)	31 December 2017 (Revised)
Property, plant and equipment (*)	802,608	12,259	814,867	820,931	10,446	831,377
Investment property	2,666	41,915	44,581	2,271	40,071	42,342
Deferred tax assets	38,586	(13,543)	25,043	43,437	(12,629)	30,808
Total assets	1,455,766	40,631	1,496,397	1,607,201	37,888	1,645,089

Retained earnings	50,998	41,999	92,997	60,984	45,225	106,209
Cumulative Translation Adjustment	(541,545)	8,425	(533,120)	(541,545)	(11,059)	(552,604)
Total equity	671,673	40,631	712,304	645,131	37,888	683,019
(*) Property, plant and equipment was impacted due to a transfer from Investment property to Property plant and equipment ocurred in 2016

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation (continued)

Profit and Loss

	Nine-month period ended September 30, 2017	Increase/ (Decrease)	Nine-month period ended September 30, 2017 (revised
Other operating income	39,400	3,634	43,034
Profit / (Loss) before income tax	9,894	3,634	13,528
Income tax (expense) / benefit	(3,084)	(909)	(3,993)
Profit / (Loss)for the period	6,810	2,725	9,535
Basic earnings per share	0.142	(0.186)	(0.046)
Diluted earnings per share	0.14	(0.186)	(0.046)

The Company considers these changes better reflects the current value of its Farmlands and Investments properties; and therefore provides more relevant information to management, users of the Financial Statements and others.

According with the changes, the new accounting policies are as follows:

Property, plant and equipment

Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income, except for the portion of the revaluation reserve, which would be transferred to Retained Earnings.

Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. net of any impairment losses if any. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 33.1 to the annual financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation (continued)

(a) New and amended standards adopted by the Group:

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

–	IFRS 9 Financial Instruments, and

–	IFRS 15 Revenue from Contracts with Customers.

The impact of adopting IFRS 15 and IFRS 9 was not significant and therefore no cumulative effect upon adoption was recorded. The adoption of IFRS 15 was made by the modified retrospective method.

In accordance with the transitional provisions of IFRS 9, comparative figures have not been restated.

(b) Impact of standards issued but not yet applied by the Group

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, "Leases", which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by leases in particular. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied.

We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

(c) IFRS 15 Revenue from Contracts with Customers – Accounting policies

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control  vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation (continued)

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity which expires in 2018. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
Considering the a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. It is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 and that as from July 1, 2018, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into US Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power argentine peso.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics. The average index for the three-month period ended September 30, 2018, was 1.14 and the year-over-year change in the index was 1.32.

The main procedures for the above-mentioned adjustment are as follows:

•
Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•	Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•	All items in the income statement are restated by applying the relevant conversion factors.

•	The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Basis of preparation and presentation (continued)

•
The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The comparative figures in these consolidated condensed interim financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

28.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2017 described in Note 33.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. As prescribed by IFRS, Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Critical accounting estimates and judgments (continued)

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 37 CGUs as of September 30, 2018 and 39 CGUs as of September 30, 2017.

As of September 30, 2018 and 2017, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2018 and 2017:

As of September 30, 2018, the Group identified 11 CGUs in Argentina and Uruguay (2017: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 11 CGUs (2017: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2018	September 30, 2017
La Carolina / Crops / Argentina	112	35
La Carolina / Cattle / Argentina	38	12
El Orden / Crops / Argentina	170	53
El Orden / Cattle / Argentina	14	4
La Guarida / Crops / Argentina	1,149	358
La Guarida / Cattle / Argentina	937	292
Los Guayacanes / Crops / Argentina	1,449	452
Doña Marina / Rice / Argentina	3,385	1,595
Huelen / Crops / Argentina	3,369	1,787
El Colorado / Crops / Argentina	1,484	787
El Colorado / Cattle / Argentina	216	115
Closing net book value of goodwill allocated to CGUs tested (Note 13)	12,323	5,490
Closing net book value of PPE items and other assets allocated to CGUs tested	179,545	34,668
Total assets allocated to CGUs tested	191,868	40,158

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2018 and 2017.

CGUs tested based on a value-in-use model at September 30, 2018 and 2017:

As of September 30, 2018, the Group identified 2 CGUs (2017: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2018	September 30, 2017
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Covers 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	0,11% per annum	1,13% per annum
Future cost decrease	3,11% per annum	0,09% per annum
Discount rates	8.43%	7.6%
Perpetuity growth rate	2%	2%

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Critical accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2018	September 30, 2017
AVI / Sugar, Ethanol and Energy	3,966	5,012
UMA / Sugar, Ethanol and Energy	2,107	2,622
Closing net book value of goodwill allocated to CGUs tested (Note 13)	6,073	7,634
Closing net book value of PPE items and other assets allocated to CGUs tested	618,818	719,558
Total assets allocated to 3 CGUs tested	624,891	727,192

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2018 and 2017.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

29.    Subsequent events

As of September 12, 2018, the Company announced the withdrawal of its joint-venture offer to SanCor, and submitted a new investment proposal to acquire two milk processing plants and two trademarks. This new offer was formally approved by the constituent member of the Cooperative on October 31. The execution of the transaction, however, still remains subject to the satisfaction of certain conditions precedents.
.

The accompanying notes are an integral part of these condensed consolidated interim financial statements